PRICING SUPPLEMENT Dated July 16, 2025 Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-283672 (To Prospectus dated February 6, 2025)

UBS AG $4,166,000 Market-Linked Notes
Linked to an Unequally-Weighted Basket of 6 Currencies Relative to the U.S. Dollar due January 21, 2027

Investment Description

UBS AG Market-Linked Notes (the “Notes”) are unsubordinated, unsecured debt obligations issued by UBS AG (“UBS” or the “issuer”) linked to an unequally weighted basket (the “underlying basket”) consisting of the euro (EUR), the Japanese yen (JPY), the British pound sterling (GBP), the Canadian dollar (CAD), the Swedish krona (SEK) and the Swiss franc (CHF) (each, a “basket currency”, together the “basket currencies”), each relative to the U.S. dollar, as specified further herein under “Underlying Basket”. The Notes are designed for investors who seek exposure to appreciation of the basket currencies relative to the U.S. dollar from the trade date to the final valuation date. The amount you receive at maturity will be based on the direction and percentage change in the level of the underlying basket from the initial basket level to the final basket level (the “basket return”). If the basket return is positive (meaning that the basket currencies as a whole have appreciated relative to the U.S. dollar), at maturity, UBS will pay you a cash payment per Note equal to the principal amount plus a percentage return equal to the basket return multiplied by the participation rate. The basket return is determined based on the sum of each basket currency’s basket currency return, which has an effective cap of 100.00%; therefore, when multiplied by the participation rate, the Notes are subject to an embedded maximum payment at maturity per Note. See “Basket Currency Return” on page 2 herein. If the basket return is zero or negative, at maturity UBS will pay you a cash payment per Note equal to the principal amount. Repayment of the principal amount applies only if the Notes are held to maturity. Investing in the Notes involves significant risks. The Notes do not pay interest and your potential return on the Notes is limited by an embedded maximum payment at maturity per Note. The payment at maturity will be greater than the principal amount only if the basket return is positive. Any payment on the Notes, including any repayment of principal, is subject to the creditworthiness of UBS. If UBS were to default on its obligations, you may not receive any amount owed to you under the Notes and you could lose all of your initial investment.

Features

❑

Enhanced Exposure to Positive Basket Return up to an Embedded Maximum Payment at Maturity – At maturity, the Notes provide exposure to any positive basket return multiplied by the participation rate. The basket return will be positive when the basket currencies as a whole have appreciated relative to the U.S. dollar. As further specified on page 2 herein, the basket return is determined based on the sum of each basket currency’s basket currency returns, which have an effective cap of 100.00%; therefore, when multiplied by the participation rate, the Notes are subject to an embedded maximum payment at maturity per Note.

❑

Repayment of Principal Amount at Maturity – If the basket return is zero or negative, at maturity, UBS will pay you a cash payment per Note equal to the principal amount. Any payment on the Notes, including any repayment of principal, applies only if the Notes are held to maturity and is subject to the creditworthiness of UBS.

Key Dates

Trade Date*	July 16, 2025
Settlement Date*	July 21, 2025
Final Valuation Date**	January 15, 2027
Maturity Date**	January 21, 2027
*

We expect to deliver the Notes against payment on the third business day following the trade date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), trades in the secondary market generally are required to settle in one business day (T+1), unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes in the secondary market on any date prior to one business day before delivery of the Notes will be required, by virtue of the fact that each Note initially will settle in three business days (T+3), to specify alternative settlement arrangements to prevent a failed settlement of the secondary market trade.

**	Subject to postponement in the event of a market disruption event, as described in the accompanying product supplement.

Notice to investors: the Notes are significantly riskier than conventional debt instruments. The payment at maturity will be greater than the principal amount only if the basket return is positive. Additionally, investors are also subject to the credit risk inherent in purchasing a debt obligation of UBS. You should not purchase the Notes if you do not understand or are not comfortable with the significant risks involved in investing in the Notes.

You should carefully consider the risks described under “Key Risks” beginning on page 5. Events relating to any of those risks, or other risks and uncertainties, could adversely affect the market value of, and the return on, your Notes. The Notes will not be listed or displayed on any securities exchange or any electronic communications network.

Note Offering

The payment at maturity of the Notes is subject to, and will not exceed an embedded maximum payment at maturity per Note. Information about the underlying basket and the basket currencies is specified under “Underlying Basket” herein and described in more detail under “Information About the Underlying Basket and the Basket Currencies” herein.

Underlying Basket	Basket Weighting	Participation Rate	Initial Basket Level	CUSIP	ISIN
An Unequally-Weighted Basket of 6 Currencies Relative to the U.S. Dollar (see page 3 for further details)	Unequally Weighted (see page 3 for further details)	1.11	100.00	90308V7E5	US90308V7E51

The estimated initial value of the Notes as of the trade date is $983.00. The estimated initial value of the Notes was determined on the date hereof by reference to UBS’ internal pricing models, inclusive of the internal funding rate. For more information about secondary market offers and the estimated initial value of the Notes, see “Key Risks — Estimated Value Considerations” and “— Risks Relating to Liquidity and Secondary Market Price Considerations” beginning on page 7 herein.

See “Additional Information About UBS and the Notes” on page ii. The Notes will have the terms set forth in the accompanying prospectus dated February 6, 2025 and this document.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these Notes or passed upon the adequacy or accuracy of this document or the accompanying prospectus. Any representation to the contrary is a criminal offense.

The Notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

Offering of Notes	Issue Price to Public		Underwriting Discount		Proceeds to UBS AG
	Total	Per Note	Total	Per Note	Total	Per Note
Notes linked to an Unequally-Weighted Basket of 6 Currencies Relative to the U.S. Dollar	$4,166,000.00	$1,000.00	$41,660.00	$10.00	$4,124,340.00	$990.00
UBS Financial Services Inc.	UBS Investment Bank

Additional Information About UBS and the Notes

UBS has filed a registration statement (including a prospectus for the Notes), with the Securities and Exchange Commission (the “SEC”), for the Notes to which this document relates. You should read these documents and any other documents relating to the Notes that UBS has filed with the SEC for more complete information about UBS and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Our Central Index Key, or CIK, on the SEC website is 0001114446.

You may access these documents on the SEC website at www.sec.gov as follows:

	Prospectus dated February 6, 2025: http://www.sec.gov/Archives/edgar/data/1114446/000119312525021845/d936490d424b3.htm

References to “UBS,” “we,” “our” and “us” refer only to UBS AG and not to its consolidated subsidiaries and references to “Notes” refer to the Market-Linked Notes that are offered hereby, unless the context otherwise requires. Also, references to the “accompanying prospectus” mean the UBS prospectus titled “Debt Notes and Warrants,” dated February 6, 2025.

This document, together with the documents listed above, contains the terms of the Notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including all other prior pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Key Risks” herein, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors with respect to an investment in the Notes.

If there is any inconsistency between the terms of the Notes described in the accompanying prospectus and this document, this document will govern.

UBS reserves the right to change the terms of, or reject any offer to purchase, the Notes prior to their issuance. In the event of any changes to the terms of the Notes, UBS will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case UBS may reject your offer to purchase.

ii

Investor Suitability

The Notes may be suitable for you if:

♦You fully understand the risks inherent in an investment in the Notes.

♦You are willing to make an investment that may provide no positive return on investment.

♦You believe that the basket currencies will appreciate relative to the U.S. dollar over the term of the Notes and you understand and accept that the Notes are subject to an embedded maximum payment at maturity per Note.

♦You are willing to invest in the Notes based on the participation rate indicated on the cover hereof.

♦You can tolerate fluctuations in the price of the Notes prior to maturity that may be similar to or exceed the downside fluctuations in the level(s) of the underlying basket and basket currencies.

♦You do not seek current income from your investment.

♦You are willing to hold the Notes to maturity and accept that there may be little or no secondary market for the Notes.

♦You understand and are willing to accept the risks associated with the underlying basket and the basket currencies.

♦You are willing to assume the credit risk of UBS for all payments under the Notes, and understand that if UBS defaults on its obligations you may not receive any amounts due to you including any repayment of principal.

♦You understand that the estimated initial value of the Notes determined by our internal pricing models is lower than the issue price and that should UBS Securities LLC or any affiliate make secondary markets for the Notes, the price (not including their customary bid-ask spreads) will temporarily exceed the internal pricing model price.

The Notes may not be suitable for you if:

♦You do not fully understand the risks inherent in an investment in the Notes.

♦You are unwilling to make an investment that may provide no positive return on investment.

♦You believe that the basket currencies will remain flat or depreciate relative to the U.S. dollar over the term of the Notes or you do not understand or are unwilling to accept that the Notes are subject to an embedded maximum payment at maturity per Note.

♦You are unwilling to invest in the Notes based on the participation rate indicated on the cover hereof.

♦You cannot tolerate fluctuations in the price of the Notes prior to maturity that may be similar to or exceed the downside fluctuations in the level(s) of the underlying basket or basket currencies.

♦You seek current income from your investment.

♦You are unable or unwilling to hold the Notes to maturity or you seek an investment for which there will be an active secondary market.

♦You do not understand or are not willing to accept the risks associated with the underlying basket or the basket currencies.

♦You are not willing to assume the credit risk of UBS for all payments under the Notes, including any repayment of principal.

The suitability considerations identified above are not exhaustive. Whether or not the Notes are a suitable investment for you will depend on your individual circumstances. You are urged to consult your investment, legal, tax, accounting and other advisors and carefully consider the suitability of an investment in the Notes in light of your particular circumstances. You should review “Information About the Underlying Basket and the Basket Currencies” herein for more information on the underlying basket and the basket currencies. You should also review carefully the “Key Risks” section herein for risks related to an investment in the Notes.

Final Terms

Issuer	UBS AG London Branch
Principal Amount	$1,000 per Note
Term	Approximately 18 months.
Participation Rate	1.11
Payment at Maturity (per Note)	If the basket return is positive (meaning that the basket currencies as a whole have appreciated relative to the U.S. dollar), UBS will pay you a cash payment equal to:

$1,000 × (1 + Basket Return × Participation rate)

Because of the effective cap on the basket currency returns of 100.00% and the participation rate, the Notes are subject to an embedded maximum payment at maturity per Note.

If the basket return is zero or negative, UBS will pay you a cash payment equal to: $1,000

In this scenario, you will receive no positive return on the Notes. The payment at maturity will be greater than the principal amount only if the basket return is positive. Any payment on the Notes, including any repayment of principal, is subject to the creditworthiness of UBS.

Basket Return	The quotient, expressed as a percentage, of the following formula: Final Basket Level – Initial Basket Level Initial Basket Level
Maximum Payment at Maturity per Note	$2,110.00
Initial Basket Level	100.00
Final Basket Level	The basket closing level on the final valuation date.
Basket Closing Level	The basket closing level will be calculated as follows: 100 × [1 + (the sum of each basket currency return multiplied by its basket weighting)]
Basket Currency Return

With respect to each basket currency, the quotient, expressed as a percentage, of the following formula:

Initial Spot Rate – Final Spot Rate
Initial Spot Rate

The basket currency return of a basket currency increases as such basket currency appreciates relative to the U.S. dollar and decreases as such basket currency depreciates relative to the U.S. dollar.

As compared to a “conversion return” as described under “Hypothetical Examples and Return Table of the Notes at Maturity — How the Basket Currency Return Formulas Work” herein, the basket currency return formula has the effect of diminishing any appreciation of a basket currency and magnifies any depreciation of a basket currency relative to the U.S. dollar. This formula also effectively limits the positive contribution of each basket currency return to 100.00% but does not limit the negative contribution of any basket currency return. Consequently, any appreciation of one or more other basket currencies relative to the U.S. dollar may be moderated, wholly offset or reversed by a severe depreciation of another basket currency relative to the U.S. dollar such that you will receive no positive return on the Notes.

See “Key Risks — The method of calculating the basket currency return will diminish any appreciation of the basket currencies and magnify any depreciation of the basket currencies relative to the U.S. dollar and effectively limits the positive contribution of each basket currency to 100.00%” and “Hypothetical Examples and Return Table of the Notes at Maturity — How the Basket Currency Return Formulas Work” herein.

Spot Rate

With respect to each basket currency, the spot rate on any relevant day is expressed as a number of such basket currency per one U.S. dollar as reported by Bloomberg Professional® service (“Bloomberg”) on the page set forth under “Underlying Basket” below (or any successor page) at approximately 10:00 a.m., New York City time, on that day.

The spot rate of a basket currency decreases as such basket currency appreciates relative to the U.S. dollar and increases as such basket currency depreciates relative to the U.S. dollar. See “— Basket Currency Return” below.

Initial Spot Rate(1)	With respect to each basket currency, the spot rate for such basket currency on the trade date, as indicated under “Underlying Basket — Initial Spot Rate” herein.
Final Spot Rate(1)	With respect to each basket currency, the spot rate for such basket currency on final valuation date.
Trade Date	As specified on the cover hereof.
Settlement Date

As specified on the cover hereof, subject to postponement for certain market disruption events and as described under “Additional Information About the Notes — Market Disruption Events herein. If such day is not a business day then such day will be the following business day.

Final Valuation Date

As specified on the cover hereof, subject to postponement for certain market disruption events and as described under “Additional Information About the Notes — Market Disruption Events herein. If such day is not a currency business day then such day will be the following currency business day.

Maturity Date

As specified on the cover hereof, subject to postponement for certain market disruption events and as described under “Additional Information About the Notes — Market Disruption Events herein. If such day is not a business day, such day will be the following business day. If such day is not a business day then such day will be the following business day.

(1) As determined by the calculation agent and as may be adjusted in the case of certain adjustment events as described under “Additional Terms of the Notes — Market Disruption Events” herein.

Underlying Basket

The following table lists the basket currencies and their corresponding Bloomberg page, basket weightings and initial spot rates.

Basket Currency	Bloomberg Page	Basket Weighting	Initial Spot Rate(1)
euro (EUR)	BFIX (USDEUR)	57.60%	0.8642
Japanese yen (JPY)	BFIX (USDJPY)	13.60%	148.84
British pound sterling (GBP)	BFIX (USDGBP)	11.90%	0.7477
Canadian dollar (CAD)	BFIX (USDCAD)	9.10%	1.3746
Swedish krona (SEK)	BFIX (USDSEK)	4.20%	9.7847
Swiss franc (CHF)	BFIX (USDCHF)	3.60%	0.8055

(1) With respect to each basket currency, the spot rate for such basket currency on the trade date, expressed as a number of such basket currency per one U.S. dollar, as determined by the calculation agent and as may be adjusted in the case of certain adjustment events as described under “Additional Terms of the Notes — Market Disruption Event” herein. See also “Spot Rate” on page 2 herein.

Investment Timeline

Trade Date	The initial spot rate of each basket currency is observed, and the initial basket level and the final terms of the Notes are set.

Maturity Date

The final spot rate for each basket currency is observed on the final valuation date and each basket currency return and the basket return are calculated.

If the basket return is positive (meaning that the basket currencies as a whole have appreciated relative to the U.S. dollar), UBS will pay you a cash payment per Note equal to:

$1,000 × (1 + Basket Return × Participation Rate)

Because of the effective cap on the basket currency returns of 100.00% and the participation rate, the Notes are subject to an embedded maximum payment at maturity per Note.

If the basket return is zero or negative, UBS will pay you a cash payment per Note equal to:

$1,000

In this scenario, you will receive no positive return on the Notes. The payment at maturity will be greater than the principal amount only if the basket return is positive. Any payment on the Notes, including any repayment of principal, is subject to the creditworthiness of UBS.

Investing in the Notes involves significant risks. Repayment of the principal amount applies only if the Notes are held to maturity. The payment at maturity will be greater than the principal amount only if the basket return is positive. Any payment on the Notes, including any repayment of principal, is subject to the creditworthiness of UBS. If UBS were to default on its obligations, you may not receive any amounts owed to you under the Notes and you could lose all of your initial investment.

Key Risks

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to a hypothetical investment in the underlying basket or in any of the basket currencies. Some of the key risks that apply to the Notes are summarized below. We also urge you to consult your investment, legal, tax, accounting and other advisors concerning an investment in the Notes.

Risks Relating to Return Characteristics

♦You may receive no positive return on the Notes — If the basket return is zero or negative, the amount that you receive at maturity will be limited to the principal amount of your Notes and you will earn no positive return on your investment in the Notes. The return of your principal amount at maturity will not compensate you for any loss in value due to inflation and other factors relating to the value of money over time.

♦The contingent repayment of principal applies only if you hold your Notes to maturity — You should be willing to hold your Notes to maturity. The stated payout by the issuer is available only if you hold your Notes to maturity. If you are able to sell your Notes prior to maturity in the secondary market, you may have to sell them at a loss relative to your initial investment even if the level of the underlying basket at such time is greater than the initial basket level. Any payment on the Notes, including any repayment of principal, is subject to the creditworthiness of UBS.

♦The participation rate applies only at maturity — You should be willing to hold your Notes to maturity. If you are able to sell your Notes prior to maturity in the secondary market, the price you receive will likely not reflect the full economic value of the participation rate and the percentage return you realize may be less than the then-current basket return multiplied by the participation rate, even if such return is positive. You can receive the full benefit of the participation rate only if you hold your Notes to maturity.

♦Your potential return on the Notes is limited by an embedded maximum payment at maturity per Note — Because of the effective cap on the basket currency returns of 100.00% and the participation rate, the Notes are subject to an embedded maximum payment at maturity per Note. Therefore, your return on the Notes may be less than it would be in a hypothetical direct investment in the basket currencies.

♦The method of calculating the basket currency return will diminish any appreciation of the basket currencies and magnify any depreciation of the basket currencies relative to the U.S. dollar and effectively limits the positive contribution of each basket currency return to 100.00% but does not limit the negative contribution of any basket currency return — Each basket currency return reflects the return of a basket currency relative to the U.S. dollar from the initial spot rate to the final spot rate, calculated using the formula set forth under “Basket Currency Return” on page 2 herein. While each basket currency return for purposes of the Notes is determined using such formula, there are other reasonable ways to determine the return of a basket currency relative to the U.S. dollar that would provide different results. For example, another way to calculate the return of a basket currency relative to the U.S. dollar would be to calculate the return that would be achieved by converting U.S. dollars into that basket currency at the initial spot rate on the trade date and then, on the final valuation date, converting back into U.S. dollars at the final spot rate. In this document, we refer to the return of a basket currency relative to the U.S. dollar calculated using that method, which is not used for purposes of the Notes, as a “conversion return.”

Under the basket currency return formula, any appreciation of a basket currency relative to the U.S. dollar will be diminished, as compared to a conversion return, while any depreciation of a basket currency relative to the U.S. dollar will be magnified, as compared to a conversion return. The diminishing effect on any appreciation of a basket currency relative to the U.S. dollar, which we refer to as an embedded variable decelerating upside leverage, increases as the basket currency return increases. The magnifying effect on any depreciation of a basket currency relative to the U.S. dollar, which we refer to as an embedded variable downside leverage, increases as the basket currency return decreases. Accordingly, your payment at maturity may be less than if you had invested in similar securities that reflected conversion returns. Further, the basket currency return formula effectively limits the positive contribution of each basket currency return to 100.00% but does not limit the negative contribution of any basket currency return. Consequently, any appreciation of one or more other basket currencies relative to the U.S. dollar may be moderated, wholly offset or reversed by a severe depreciation of another basket currency relative to the U.S. dollar such that you will receive no positive return on the Notes. See also “Hypothetical Examples and Return Table of the Notes at Maturity — How the Basket Currency Return Formulas Work” herein.

♦No interest payments — UBS will not pay any interest with respect to the Notes.

♦Owning the Notes is not the same as owning the basket currencies — The return on your Notes may not reflect the return you would realize if you invested directly in the basket currencies. For instance, the payment at maturity of the Notes is limited by an embedded maximum payment at maturity per Note. Further, the return on such a direct investment in the basket currencies depend primarily upon the appreciation or depreciation of each basket currency during the term of the Notes, and not on whether the basket return is positive or negative (or zero). Furthermore, the method of calculating the basket currency return may result in a lesser return than that of a direct investment, as discussed further under “— The method of calculating the basket currency return will diminish any appreciation of the basket currencies and magnify any depreciation of the basket currencies relative to the U.S. dollar and effectively limits the positive contribution of each basket currency to 100.00%” herein.

♦The underlying basket is unequally weighted, and changes in the values of the basket assets may offset each other — The underlying basket is unequally weighted; thus, an increase in the level of one or more basket assets may be offset by a lesser increase or a decline in the level of one or more other basket assets. As a result, unfavorable performance by relatively few of the basket assets on the final valuation date could cause the basket return to be zero or negative, even if the other basket assets perform favorably on the final valuation date. Specifically, the performance of the euro (EUR) will have a significantly larger impact on the return on the Notes than the performance of any other basket asset and the performance of the Swedish krona (SEK) and the Swiss franc (CHF) will have a significantly smaller impact.

Risks Relating to Characteristics of the Underlying Basket and Basket Currencies

♦Market risk — The return on the Notes, which may be negative, is directly linked to the performance of the underlying basket (and, therefore, the weighted performance of the basket currencies) and will depend on whether, and the extent to which, the basket return is positive or negative. The spot rates of the basket currencies are the result of the supply of, and the demand for, those currencies. Changes in the spot rate result over time from the interaction of many factors directly or indirectly affecting economic and political conditions in the relevant country and the United States, including economic and political developments in other countries. Of particular importance to foreign exchange risks are: existing and expected rates of inflation; existing and expected interest rate levels; the balance of payments; and the extent of governmental surpluses or deficits in the relevant country and the United States. All of these factors are in turn sensitive to the monetary, fiscal and trade policies pursued by the governments of various countries and the United States and other countries important to international trade and finance. You, as an investor in the Notes, should make your own investigation into the basket currencies and their spot rates and the merits of an investment linked to them.

♦Governmental intervention could materially and adversely affect the value of the Notes — Foreign exchange rates can be fixed by the sovereign government, allowed to float within a range of exchange rates set by the government or left to float freely. Governments, including those of the relevant non-U.S. country and the United States, use a variety of techniques, such as intervention by their central bank or imposition of regulatory controls or taxes, to affect the exchange rates of their respective currencies. They may also issue a new currency to replace an existing currency, fix the exchange rate or alter the exchange rate or relative exchange characteristics by devaluation or revaluation of a currency. In addition, other governmental actions, such as sanctions, against the government issuing the applicable basket currency could adversely affect the value of such basket currency relative to the U.S. dollar. Thus, actions of sovereign governments, fluctuations in response to other market forces and the movement of currencies across borders may negatively affect the value of the applicable basket currency and, therefore, the market value of, and return on, the Notes.

♦Suspensions or disruptions of market trading in a basket currency may adversely affect the value of the Notes — The currency markets are subject to temporary distortions or other disruptions due to various factors, including government regulation and intervention, the lack of liquidity in the markets, and the participation of speculators. These circumstances could adversely affect the exchange rate between the applicable basket currency and the U.S. dollar, including by significantly widening the bid/offer spread, and therefore, the return on the Notes and the value of the Notes in the secondary market.

♦Even though the basket currencies and the U.S. dollar trade around-the-clock, the Notes will not — Because the inter-bank market in foreign currencies is a global, around-the-clock market, the hours of trading for the Notes, if any, will not conform to the hours during which the basket currencies and the U.S. dollar are traded. Consequently, significant price and rate movements may take place in the underlying foreign exchange markets that will not be reflected immediately in the price of the Notes. Additionally, there is no systematic reporting of last-sale information for foreign currencies which, combined with the limited availability of quotations to individual investors, may make it difficult for many investors to obtain timely and accurate data regarding the state of the underlying foreign exchange markets.

♦Currency exchange risks can be expected to heighten in periods of financial turmoil — In periods of financial turmoil, capital can move quickly out of regions that are perceived to be more vulnerable to the effects of the crisis than others with sudden and severely adverse consequences to the currencies of those regions. In addition, governments around the world, including the governments of the basket currencies and the United States and the governments of other major world currencies, have recently made, and may be expected to continue to make, very significant interventions in their economies, and sometimes directly in their currencies. Such interventions affect currency exchange rates globally and, in particular, the value of the basket currencies relative to the U.S. dollar. Further interventions, other government actions or suspensions of actions, as well as other changes in government economic policy or other financial or economic events affecting the currency markets, may cause currency exchange rates.

♦Correlation (or lack of correlation) among the basket currencies may adversely affect your return on the Notes — “Correlation” is a measure of the degree to which the returns of a pair of assets are similar to each other over a given period in terms of timing and direction. Movements in the levels of the basket currencies may not correlate with each other. At a time when a basket currency appreciates relative to the U.S. dollar, another basket currency may not appreciate as much or may even depreciate relative to the U.S. dollar. Therefore, in calculating the underlying basket’s performance on the final valuation date, an appreciation of one basket currency relative to the U.S. dollar may be moderated, wholly offset or reversed by a lesser appreciation or by a depreciation of another basket currency, especially that with a higher weighting, relative to the U.S. dollar. Further, high correlation of movements in the value of the basket currencies relative to the U.S. dollar could adversely affect your return on the Notes during periods of depreciation of the basket currencies relative to the U.S. dollar. Changes in the correlation of the basket currencies may adversely affect the market value of, and return on, your Notes.

♦There can be no assurance that the investment view implicit in the Notes will be successful — It is impossible to predict whether and the extent to which the level of the underlying basket will rise or fall and there can be no assurance that the final basket level will be greater than the initial basket level. The final basket level will be influenced by complex and interrelated political, economic, financial and other factors that affect the basket currencies. You should be willing to accept the risks of owning equities in general and the basket currencies in particular, and the risk of receiving no positive return on the Notes.

Estimated Value Considerations

♦The issue price you pay for the Notes exceeds their estimated initial value — The issue price you pay for the Notes exceeds their estimated initial value as of the trade date due to the inclusion in the issue price of the underwriting discount, hedging costs, issuance costs and projected profits. As of the trade date, we have determined the estimated initial value of the Notes by reference to our internal pricing models and it is set forth in this pricing supplement. The pricing models used to determine the estimated initial value of the Notes incorporate certain variables, including the level and volatility of the basket currencies, the correlation among the basket currencies, prevailing interest rates, the term of the Notes and our internal funding rate. Our internal funding rate is typically lower than the rate we would pay to issue conventional fixed or floating rate debt securities of a similar term. The underwriting discount, hedging costs, issuance costs, projected profits and the difference in rates will reduce the economic value of the Notes to you. Due to these factors, the estimated initial value of the Notes as of the trade date is less than the issue price you pay for the Notes.

♦The estimated initial value is a theoretical price; the actual price at which you may be able to sell your Notes in any secondary market (if any) at any time after the trade date may differ from the estimated initial value — The value of your Notes at any time will vary based on many factors, including the factors described above and in “— Risks Relating to Characteristics of the Underlying Basket and Basket Currencies — Market risk” above and is impossible to predict. Furthermore, the pricing models that we use are proprietary and rely in part on certain assumptions about future events, which may prove to be incorrect. As a result, after the trade date, if you attempt to sell the Notes in the secondary market, the actual value you would receive may differ, perhaps materially, from the estimated initial value of the Notes determined by reference to our internal pricing models. The estimated initial value of the Notes does not represent a minimum or maximum price at which we or any of our affiliates would be willing to purchase your Notes in any secondary market at any time.

♦Our actual profits may be greater or less than the differential between the estimated initial value and the issue price of the Notes as of the trade date — We may determine the economic terms of the Notes, as well as hedge our obligations, at least in part, prior to the trade date. In addition, there may be ongoing costs to us to maintain and/or adjust any hedges and such hedges are often imperfect. Therefore, our actual profits (or potentially, losses) in issuing the Notes cannot be determined as of the trade date and any such differential between the estimated initial value and the issue price of the Notes as of the trade date does not reflect our actual profits. Ultimately, our actual profits will be known only at the maturity of the Notes.

Risks Relating to Liquidity and Secondary Market Price Considerations

♦There may be little or no secondary market for the Notes — The Notes will not be listed or displayed on any securities exchange or any electronic communications network. There can be no assurance that a secondary market for the Notes will develop. UBS Securities LLC and its affiliates intend, but are not required, to make a market in the Notes and may stop making a market at any time. If you are able to sell your Notes prior to maturity, you may have to sell them at a substantial loss. The estimated initial value of the Notes does not represent a minimum or maximum price at which we or any of our affiliates would be willing to purchase your Notes in any secondary market at any time.

♦The price at which UBS Securities LLC and its affiliates may offer to buy the Notes in the secondary market (if any) may be greater than UBS’ valuation of the Notes at that time, greater than any other secondary market prices provided by unaffiliated dealers (if any) and, depending on your broker, greater than the valuation provided on your customer account statements — For a limited period of time following the issuance of the Notes, UBS Securities LLC or its affiliates may offer to buy or sell such Notes at a price that exceeds (i) our valuation of the Notes at that time based on our internal pricing models, (ii) any secondary market prices provided by unaffiliated dealers (if any) and (iii) depending on your broker, the valuation provided on customer account statements. The price that UBS Securities LLC may initially offer to buy such Notes following issuance will exceed the valuations indicated by our internal pricing models due to the inclusion for a limited period of time of the aggregate value of the underwriting discount, hedging costs, issuance costs and theoretical projected trading profit. The portion of such amounts included in our price will decline to zero on a straight line basis over a period ending no later than the date specified under “Supplemental Plan of Distribution (Conflicts of Interest); Secondary Markets (if any).” Thereafter, if UBS Securities LLC or an affiliate makes secondary markets in the Notes, it will do so at prices that reflect our estimated value determined by reference to our internal pricing models at that time. The temporary positive differential relative to our internal pricing models arises from requests from and arrangements made by UBS Securities LLC with the selling agents of structured debt securities such as the Notes. As described above, UBS Securities LLC and its affiliates intend, but are not required, to make a market for the Notes and may stop making a market at any time. The price at which UBS Securities LLC or an affiliate may make secondary markets at any time (if at all) will also reflect its then current bid-ask spread for similar sized trades of structured debt securities. UBS Financial Services Inc. and UBS Securities LLC reflect this temporary positive differential on their customer statements. Investors should inquire as to the valuation provided on customer account statements provided by unaffiliated dealers.

♦Economic and market factors affecting the terms and market price of Notes prior to maturity — Because structured notes, including the Notes, can be thought of as having a debt component and a derivative component, factors that influence the values of debt instruments and options and other derivatives will also affect the terms and features of the Notes at issuance and the market price of the Notes prior to maturity. These factors include the spot rates of the basket currencies; the volatility of such spot rates; the correlation among the spot rates of the basket currencies; the time remaining to the maturity of the Notes; interest rates in the markets; geopolitical conditions and economic, financial, political, force majeure and regulatory or judicial events; the creditworthiness of UBS; the then current bid-ask spread for the Notes and the factors discussed under “— Risks Relating to Hedging Activities and Conflicts of Interest — Potential conflicts of interest” below. These and other factors are unpredictable and interrelated and may offset or magnify each other.

♦Impact of fees and the use of internal funding rates rather than secondary market credit spreads on secondary market prices — All other things being equal, the use of the internal funding rates described above under “— Estimated Value Considerations” as well as the inclusion in the issue price of the underwriting discount, hedging costs, issuance costs and any projected profits are, subject to the temporary mitigating effect of UBS Securities LLC’s and its affiliates’ market making premium, expected to reduce the price at which you may be able to sell the Notes in any secondary market.

Risks Relating to Hedging Activities and Conflicts of Interest

♦Potential UBS impact on price — Trading or transactions by UBS or its affiliates in any basket currency, listed and/or over-the-counter options, futures, exchange-traded funds or other instruments with returns linked to the performance of any basket currency may adversely affect the spot rate of that basket currency (and, therefore, the performance of the underlying basket) and, therefore, the market value of, and return on, the Notes.

♦Potential conflicts of interest — There are potential conflicts of interest between you, as a holder of the Notes, and the calculation agent, which will be an affiliate of UBS. The calculation agent can postpone the determination of, or in certain circumstances may determine the, initial spot rate, spot rate or final spot rate of a basket currency if a market disruption event occurs or is continuing on that day with respect to such basket currency. As UBS determines the economic terms of the Notes, including the participation rate, and such terms include the underwriting discount, hedging costs, issuance costs and projected profits, the Notes represent a package of economic terms. There are other potential conflicts of interest insofar as an investor could potentially get better economic terms if that investor entered into exchange-traded and/or OTC derivatives or other instruments with third parties, assuming that such instruments were available and the investor had the ability to assemble and enter into such instruments.

♦Dealer incentives — UBS and its affiliates act in various capacities with respect to the Notes. We and our affiliates may act as a principal, agent or dealer in connection with the sale of the Notes. Such affiliates, including the sales representatives, will derive compensation from the distribution of the Notes and such compensation may serve as an incentive to sell these Notes instead of other investments. We will pay a total underwriting compensation in an amount equal to the underwriting discount listed on the cover hereof per Note to any of our affiliates acting as agents or dealers in connection with the distribution of the Notes. Given that UBS Securities LLC and its affiliates temporarily maintain a market making premium, it may have the effect of discouraging UBS Securities LLC and its affiliates from recommending sale of your Notes in the secondary market.

♦Potentially inconsistent research, opinions or recommendations by UBS — UBS and its affiliates publish research from time to time on financial markets and other matters that may influence the market value of, and return on, the Notes, or express opinions or provide recommendations that are inconsistent with purchasing or holding the Notes. Any research, opinions or recommendations expressed by UBS or its affiliates may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the Notes and the underlying basket.

♦The calculation agent can postpone the determination of the spot rate, and in certain circumstances determine the spot rate, if a market disruption event occurs with respect to a basket currency — If the calculation agent determines that a market disruption event has occurred or is continuing on the trade date or the final valuation date, such date for the affected basket currency will be postponed until the first currency business day on which no market disruption event occurs or is continuing. If such a postponement occurs, then the calculation agent will instead use the spot rate on the currency business day following the date on which no market disruption event occurs or is continuing with respect to such basket currency, as described further under “Additional Information About the Notes — Market Disruption Events” herein.

If such date is postponed to the last possible day, but a market disruption event occurs or is continuing on that day, that day will nevertheless be the applicable date of determination. If the spot rate is not available on the last possible day that qualifies as the applicable date of determination, either because of a market disruption event or for any other reason, the calculation agent will determine the spot rate for the applicable basket currency, taking into consideration all available information that it in good faith deems relevant, as described under “Additional Information About the Notes — Market disruption events” herein.

Further, if a basket currency is converted into another currency, or another currency is substituted for a basket currency (in each case, the “new currency”) pursuant to applicable law or regulation (the “relevant law”), such basket currency shall be substituted by the new currency for all purposes of the Notes at the conversion rate prescribed in the relevant law at the time of such substitution. The occurrence of these events and the consequent adjustments may materially and adversely affect the market value of, and return on, the Notes. See “Additional Information About the Notes — Market disruption events” herein.

Risks Relating to General Credit Characteristics

♦Credit risk of UBS — The Notes are unsubordinated, unsecured debt obligations of UBS and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Notes, including any repayment of principal, depends on the ability of UBS to satisfy its obligations as they come due. As a result, UBS’ actual and perceived creditworthiness may affect the market value of the Notes. If UBS were to default on its obligations, you may not receive any amounts owed to you under the terms of the Notes and you could lose all of your initial investment.

♦The Notes are not bank deposits — An investment in the Notes carries risks which are very different from the risk profile of a bank deposit placed with UBS or its affiliates. The Notes have different yield, and/or return, liquidity and risk profiles and would not benefit from any protection provided to deposits.

♦If UBS experiences financial difficulties, FINMA has the power to open restructuring or liquidation proceedings in respect of, and/or impose protective measures in relation to, UBS, which proceedings or measures may have a material adverse effect on the terms and market value of the Notes and/or the ability of UBS to make payments thereunder — The Swiss Federal Act on Banks and Savings Banks of November 8, 1934, as amended (the “Swiss Banking Act”) grants the Swiss Financial Market Supervisory Authority (“FINMA”) broad powers to take measures and actions in relation to UBS if it concludes that there is justified concern that UBS is over-indebted or has serious liquidity problems or, after expiry of a deadline, UBS fails to fulfill the applicable capital adequacy requirements (whether on a standalone or consolidated basis). If one of these pre-requisites is met, FINMA is authorized to open restructuring proceedings or liquidation (bankruptcy) proceedings in respect of, and/or impose protective measures in relation to, UBS. The Swiss Banking Act grants significant discretion to FINMA in connection with the aforementioned proceedings and measures. In particular, a broad variety of protective measures may be imposed by FINMA, including a bank moratorium or a maturity postponement, which measures may be ordered by FINMA either on a stand-alone basis or in connection with restructuring or liquidation proceedings.

In restructuring proceedings, FINMA, as resolution authority, is competent to approve the restructuring plan. The restructuring plan may, among other things, provide for (a) the transfer of all or a portion of UBS’ assets, debts, other liabilities and contracts (which may or may not include the contractual relationship between UBS and the holders of Notes) to another entity, (b) a stay (for a maximum of two business days) on the termination of contracts to which UBS is a party, and/or the exercise of (w) rights to terminate, (x) netting rights, (y) rights to enforce or dispose of collateral or (z) rights to transfer claims, liabilities or collateral under contracts to which UBS is a party, (c) the partial or full conversion of UBS’ debt and/or other obligations, including its obligations under the Notes, into equity (a “debt-to-equity swap”), and/or (d) the partial or full write-off of obligations owed by UBS (a “write-off”), including its obligations under the Notes. Prior to any debt-to-equity swap or write-off with respect to any Notes, outstanding equity and debt instruments issued by UBS qualifying as additional tier 1 capital or tier 2 capital must be converted or written-down, as applicable, and cancelled. The Swiss Banking Act addresses the order in which a debt-to-equity swap or a write-off of debt instruments (other than debt instruments qualifying as additional tier 1 capital or tier 2 capital) should occur: first, all subordinated obligations not qualifying as regulatory capital; second, debt instruments for loss absorbency in the course of insolvency measures (Schuldinstrumente zur Verlusttragung im Falle von Insolvenzmassnahmen) under the Swiss Ordinance concerning Capital Adequacy and Risk Diversification for Banks and Notes Dealers of June 1, 2012, as amended; third, all other obligations not excluded by law from a debt-to-equity swap or write-off (other than deposits), such as the Notes; and fourth, deposits to the extent in excess of the amount privileged by law. However, given the broad discretion granted to FINMA, any restructuring plan approved by FINMA in connection with restructuring proceedings with respect to UBS could provide that the claims under or in connection with the Notes will be fully or partially converted into equity or written-off, while preserving other obligations of UBS that rank pari passu with UBS’ obligations under the Notes. Consequently, the exercise by FINMA of any of its statutory resolution powers or any suggestion of any such exercise could materially adversely affect the rights of holders of the Notes, the price or value of their investment in the Notes and/or the ability of UBS to satisfy its obligations under the Notes and could lead to holders losing some or all of their investment in the Notes.

Once FINMA has opened restructuring proceedings with respect to UBS, it may consider factors such as the results of operations, financial condition (in particular, the level of indebtedness, potential future losses and/or restructuring costs), liquidity profile and regulatory capital adequacy of UBS and its subsidiaries, or any other factors of its choosing, when determining whether to exercise any of its statutory resolution powers with respect to UBS, including, if it chooses to exercise such powers to order a debt-to- equity swap and/or a write-off, whether to do so in full or in part. The criteria that FINMA may consider in exercising any statutory resolution power provide it with considerable discretion. Therefore, holders of the Notes may not be able to refer to publicly available criteria in order to anticipate a potential exercise of any such power and, consequently, its potential effects on the Notes and/or UBS.

If UBS were to be subject to restructuring proceedings, the creditors whose claims are affected by the restructuring plan would not have a right to vote on, reject, or seek the suspension of the restructuring plan. In addition, if a restructuring plan with respect to UBS has been approved by FINMA, the rights of a creditor to challenge the restructuring plan or have the restructuring plan reviewed by a judicial or administrative process or otherwise (e.g., on the grounds that the plan would unduly prejudice the rights of holders of Notes or otherwise be in violation of the Swiss Banking Act) are very limited. Even if any of UBS’ creditors were to successfully challenge the restructuring plan in court, the court could only require the relevant creditors to be compensated ex post and there is currently no guidance as to on what basis such compensation would be calculated and how it would be funded. Any such challenge (even if successful) would not suspend, or result in the suspension of, the implementation of the restructuring plan.

Risks Relating to U.S. Federal Income Taxation

♦Uncertain tax treatment — Significant aspects of the tax treatment of the Notes are uncertain. You should consult your tax advisor about your tax situation. See “What Are the Tax Consequences of the Notes?” herein.

Hypothetical Examples and Return Table of the Notes at Maturity

The below examples and table are based on hypothetical terms. The actual terms are indicated on the cover hereof.

The examples and table below illustrate the payment at maturity for a $1,000.00 Note on a hypothetical offering of the Notes, with the following assumptions (amounts may have been rounded for ease of reference):

Principal Amount: $1,000.00

Term: Approximately 18 months

Initial Basket Level: 100.00

Participation Rate: 1.11

Range of Basket Return: -200.00% to 100.00%

Example 1: The Basket Return is 5.00%.

Because the basket return is positive (meaning that the basket currencies as a whole have appreciated relative to the U.S. dollar), the payment at maturity per Note will be calculated as follows:

$1,000.00 × (1 + Basket Return × Participation Rate)

=$1,000.00 × (1 + 5.00% × 1.11)

= $1,000 × (1 + 5.55%)
= $1,055.50 per Note (5.55% total return).

Example 2: The Basket Return is 20.00%.

Because the basket return is positive (meaning that the basket currencies as a whole have appreciated relative to the U.S. dollar), the payment at maturity per Note will be calculated as follows:

$1,000.00 × (1 + Basket Return × Participation Rate)

=$1,000.00 × (1 + 20.00% × 1.11)

=$1,000.00 × (1 + 22.20%)
= $1,222.00 per Note (22.20% total return).

Example 3: The Basket Return is 0.00%.

Because the basket return is zero or negative, the payment at maturity per Note will be equal to the principal amount of $1,000.00 (0.00% total return).

Example 4: The Basket Return is -200.00%.

Because the basket return is zero or negative, the payment at maturity per Note will be equal to the principal amount of $1,000.00 (0.00% total return).

Examples 3 and 4 illustrate that you will receive no positive return on the Notes unless the basket return is positive. Any payment on the Notes, including any repayment of principal, is subject to the creditworthiness of UBS. If UBS were to default on its obligations, you may not receive any amount owed to you under the Notes and you could lose all of your initial investment.

Underlying Basket		Payment and Return at Maturity
Final Basket Level	Basket Return	Payment at Maturity	Note Total Return at Maturity
200.00	100.00%	$2,110.00	111.00%*
150.00	50.00%	$1,555.00	55.50%
140.00	40.00%	$1,444.00	44.40%
130.00	30.00%	$1,333.00	33.30%
120.00	20.00%	$1,222.00	22.20%
110.00	10.00%	$1,111.00	11.10%
105.00	5.00%	$1,055.50	5.55%
100.00	0.00%	$1,000.00	0.00%
90.00	-10.00%	$1,000.00	0.00%
80.00	-20.00%	$1,000.00	0.00%
70.00	-30.00%	$1,000.00	0.00%
60.00	-40.00%	$1,000.00	0.00%
50.00	-50.00%	$1,000.00	0.00%
25.00	-75.00%	$1,000.00	0.00%
0.00	-100.00%	$1,000.00	0.00%
-25.00	-125.00%	$1,000.00	0.00%
-50.00	-150.00%	$1,000.00	0.00%
-100.00	-200.00%	$1,000.00	0.00%

* Represents the maximum payment at maturity per Note due to the effective cap on the basket currency returns of 100.00%.

How the Basket Currency Return Formulas Work

Each basket currency return reflects the return of a basket currency relative to the U.S. dollar from the initial spot rate to the final spot rate, calculated using the formula set forth under “Basket Currency Return” on page 2 herein. While each basket currency return for purposes of the Notes is determined using such formula, there are other reasonable ways to determine the return of a basket currency relative to the U.S. dollar that would provide different results. For example, another way to calculate the return of a basket currency relative to the U.S. dollar would be to calculate the return that would be achieved by converting U.S. dollars into that basket currency at the initial spot rate on the trade date and then, on the final valuation date, converting back into U.S. dollars at the final spot rate. In this document, we refer to the return of a basket currency relative to the U.S. dollar calculated using that method, which is not used for purposes of the Notes, as a “conversion return.”

As demonstrated in the table below, under the basket currency return formula, any appreciation of a basket currency relative to the U.S. dollar will be diminished, as compared to a conversion return, while any depreciation of a basket currency relative to the U.S. dollar will be magnified, as compared to a conversion return. In addition, the diminishing effect on any appreciation of a basket currency relative to the U.S. dollar increases as such basket currency return increases, and the magnifying effect on any depreciation of a basket currency relative to the U.S. dollar increases as its basket currency return decreases. Accordingly, your return on the Notes may be less than that of an investment in similar securities that effected conversion returns or if you effected conversion returns through a direct investment in the basket currencies. Further, although the basket currency return formula effectively limits the positive contribution of each basket currency return to 100.00% but does not limit the negative contribution of any basket currency return.

The table below also demonstrates that depreciations of the higher-weighted euro (EUR) and Japanese yen (JPY) relative to the U.S. dollar more than offsets the appreciations of the relatively lower-weighted basket currencies relative to the U.S. dollar, resulting in a negative basket return and, therefore, no positive return on your initial investment. This effect is also reflected with respect to a currency return determination which, however, results in a positive basket return.

Basket Currency	Hypothetical Initial Spot Rate	Hypothetical Final Spot Rate	Weighting	Basket Currency Return	Conversion Return
euro (EUR)	0.85	1.15	57.60%	-35.29%	-26.09%
Japanese yen (JPY)	145.00	195.00	13.60%	-34.48%	-25.64%
British pound sterling (GBP)	0.75	0.49	11.90%	34.67%	53.06%
Canadian dollar (CAD)	1.40	0.85	9.10%	39.29%	64.71%
Swedish krona (SEK)	9.55	5.60	4.20%	41.36%	70.54%
Swiss franc (CHF)	0.80	0.40	3.60%	50.00%	100.00%
Basket Return:				-13.78%	0.25%

Investing in the Notes involves significant risks. Any payment on the Notes, including any repayment of principal, is subject to the creditworthiness of UBS. If UBS were to default on its obligations, you may not receive any amount owed to you under the Notes and you could lose all of your initial investment.

Information About the Underlying Basket and the Basket Currencies

All disclosures contained in this document regarding the underlying basket and basket currencies are derived from publicly available information. UBS has not conducted any independent review or due diligence of any publicly available information with respect to the underlying basket and basket currencies. You should make your own investigation into the underlying basket and basket currencies.

Included on the following pages is a brief description of the underlying basket and basket currencies. This information has been obtained from publicly available sources. Set forth below are graphs that illustrate the past performance for each of the basket currencies and a hypothetical past performance of the underlying basket. We obtained the past performance information set forth below from Bloomberg Professional® service (“Bloomberg”) without independent verification. You should not take the historical levels of the basket currencies as an indication of future performance.

The Underlying Basket

Because the underlying basket is a newly created basket and its level began to be calculated only on the trade date, there is no actual historical information about the basket closing levels as of the date hereof. Therefore, the hypothetical basket closing levels of the underlying basket below are calculated based on publicly available information for each basket currency as reported by Bloomberg without independent verification. UBS has not conducted any independent review or due diligence of publicly available information obtained from Bloomberg. The hypothetical basket closing level has fluctuated in the past and may, in the future, experience significant fluctuations. The actual initial basket level was set to 100.00 on the trade date. Any hypothetical historical upward or downward trend in the basket closing level during any period shown below is not an indication that the underlying basket is more or less likely to increase or decrease at any time during the term of the Notes.

Hypothetical Historical Basket Levels

The graph below illustrates the hypothetical performance of the underlying basket from January 1, 2020 through July 16, 2025, based on the daily spot rates of the basket currencies, assuming the basket closing level was 100 on January 1, 2020. Past hypothetical performance of the underlying basket is not indicative of the future performance of the underlying basket.

Basket Closing Level

EURO (EUR)

The spot rate with respect to the euro is expressed as a number of euro per one U.S. dollar. The spot rate decreases when the euro appreciates relative to the U.S. dollar and increases when the euro depreciates relative to the U.S. dollar.

Historical Information

The graph below illustrates the spot rate of the basket currency from January 1, 2015 through July 16, 2025 based on the daily spot rates as reported by Bloomberg, without independent verification. Past performance of the basket currency relative to the U.S. dollar is not indicative of the future performance of the basket currency relative to the U.S. dollar during the term of the Notes.

Japanese yen (JPY)

The spot rate with respect to the Japanese yen is expressed as a number of Japanese yen per one U.S. dollar. The spot rate decreases when the Japanese yen appreciates relative to the U.S. dollar and increases when the Japanese yen depreciates relative to the U.S. dollar.

Historical Information

The graph below illustrates the spot rate of the basket currency from January 1, 2015 through July 16, 2025 based on the daily spot rates as reported by Bloomberg, without independent verification. Past performance of the basket currency relative to the U.S. dollar is not indicative of the future performance of the basket currency relative to the U.S. dollar during the term of the Notes.

British pound sterling (GBP)

The spot rate with respect to the British pound sterling is expressed as a number of British pound sterling per one U.S. dollar. The spot rate decreases when the British pound sterling appreciates relative to the U.S. dollar and increases when the British pound sterling depreciates relative to the U.S. dollar.

Historical Information

The graph below illustrates the spot rate of the basket currency from January 1, 2015 through July 16, 2025 based on the daily spot rates as reported by Bloomberg, without independent verification. Past performance of the basket currency relative to the U.S. dollar is not indicative of the future performance of the basket currency relative to the U.S. dollar during the term of the Notes.

Canadian dollar (CAD)

The spot rate with respect to the Canadian dollar is expressed as a number of Canadian dollars per one U.S. dollar. The spot rate decreases when the Canadian dollar appreciates relative to the U.S. dollar and increases when the Canadian dollar depreciates relative to the U.S. dollar.

Historical Information

The graph below illustrates the spot rate of the basket currency from January 1, 2015 through July 16, 2025 based on the daily spot rates as reported by Bloomberg, without independent verification. Past performance of the basket currency relative to the U.S. dollar is not indicative of the future performance of the basket currency relative to the U.S. dollar during the term of the Notes.

Swedish krona (SEK)

The spot rate with respect to the Swedish krona is expressed as a number of Swedish krona per one U.S. dollar. The spot rate decreases when the Swedish krona appreciates relative to the U.S. dollar and increases when the Swedish krona depreciates relative to the U.S. dollar.

Historical Information

The graph below illustrates the spot rate of the basket currency from January 1, 2015 through July 16, 2025 based on the daily spot rates as reported by Bloomberg, without independent verification. Past performance of the basket currency relative to the U.S. dollar is not indicative of the future performance of the basket currency relative to the U.S. dollar during the term of the Notes.

Swiss franc (CHF)

The spot rate with respect to the Swiss franc is expressed as a number of Swiss franc per one U.S. dollar. The spot rate decreases when the Swiss franc appreciates relative to the U.S. dollar and increases when the Swiss franc depreciates relative to the U.S. dollar.

Historical Information

The graph below illustrates the spot rate of the basket currency from January 1, 2015 through July 16, 2025 based on the daily spot rates as reported by Bloomberg, without independent verification. Past performance of the basket currency relative to the U.S. dollar is not indicative of the future performance of the basket currency relative to the U.S. dollar during the term of the Notes.

What Are the Tax Consequences of the Notes?

The U.S. federal income tax consequences of your investment in the Notes are uncertain. There are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as the Notes. Some of these tax consequences are summarized below, but we urge you to discuss the tax consequences of your particular situation with your tax advisor. This discussion is based upon the U.S. Internal Revenue Code of 1986, as amended (the “Code”), final, temporary and proposed U.S. Department of the Treasury (the “Treasury”) regulations, rulings and decisions, in each case, as available and in effect as of the date hereof, all of which are subject to change, possibly with retroactive effect. Tax consequences under state, local and non-U.S. laws are not addressed herein. No ruling from the U.S. Internal Revenue Service (the “IRS”) has been sought as to the U.S. federal income tax consequences of your investment in the Notes, and the following discussion is not binding on the IRS. This discussion replaces the U.S. federal income tax discussions in the accompanying prospectus.

General. This discussion, other than the section below entitled “Non-U.S. Holders”, applies to you only if you are a U.S. Holder, the original investor in the Notes and you hold your Notes as capital assets within the meaning of Section 1221 of the Code for tax purposes. This section does not apply to you if you are a member of a class of holders subject to special rules, such as:

♦a dealer in securities or currencies,

♦a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings,

♦a financial institution or a bank,

♦a regulated investment company or a real estate investment trust or a common trust fund,

♦a life insurance company,

♦a tax-exempt organization or an investor holding the securities in a tax-advantaged account (such as an “individual retirement account” or “Roth IRA”), as defined in Section 408 of the Code or Section 408A of the Code, respectively,

♦a person that owns Notes as part of a hedging transaction, straddle, synthetic security, conversion transaction, or other integrated transaction, or enters into a “constructive sale” with respect to the Notes or a “wash sale” with respect to the Notes or the basket currencies, or

♦a U.S. holder (as defined below) whose functional currency for tax purposes is not the U.S. dollar.

You are a U.S. holder if you are a beneficial owner of a Note and you are: (i) a citizen or resident of the U.S., (ii) a domestic corporation, (iii) an estate whose income is subject to U.S. federal income tax regardless of its source, or (iv) a trust if a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust.

An individual may, subject to certain exceptions, be deemed to be a resident of the U.S. by reason of being present in the U.S. for at least 31 days in the calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year (counting for such purposes all of the days present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year).

If a partnership, or any entity treated as a partnership for U.S. federal income tax purposes, holds the Notes, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership holding the Notes should consult its tax advisor with regard to the U.S. federal income tax treatment of an investment in the Notes.

U.S. Tax Treatment. Your Notes should be treated as contingent payment debt instruments (“CPDI”) subject to taxation under the “noncontingent bond method”. If your Notes are so treated, you should generally, for each accrual period, accrue original issue discount (“OID”) equal to the product of (i) the “comparable yield” (adjusted for the length of the accrual period) and (ii) the “adjusted issue price” of the Notes at the beginning of the accrual period. This amount is ratably allocated to each day in the accrual period and is includible as ordinary interest income by a U.S. holder for each day in the accrual period on which the U.S. holder holds the CPDI, whether or not the amount of any payment is fixed or determinable in the taxable year. Thus, the noncontingent bond method will result in recognition of income prior to the receipt of cash.

In general, the comparable yield of a CPDI is equal to the yield at which we would issue a fixed rate debt instrument with terms and conditions similar to those of the CPDI, including the level of subordination, term, timing of payments, and general market conditions. In general, because similar fixed rate debt instruments issued by us are traded at a price that reflects a spread above a benchmark rate, the comparable yield is the sum of the benchmark rate on the issue date and the spread. However, a special rule provides that the comparable yield may not be less than the “applicable federal rate” published by the Treasury.

As the Notes have only a single contingent payment at maturity, the adjusted issue price of each Note at the beginning of each accrual period is equal to the issue price of the Note plus the amount of OID previously includible in the gross income of the U.S. holder in respect of prior accrual periods.

In addition to the determination of a comparable yield, the noncontingent bond method requires the construction of a projected payment schedule. The projected payment schedule includes the projected amounts for each contingent payment to be made under the CPDI that are adjusted to produce the comparable yield. We have determined that the comparable yield for the Notes is equal to 4.20% per annum, compounded semi-annually, with a projected payment at maturity of $1,064.38 based on an investment of $1,000.

Based on this comparable yield, if you are an initial holder that holds a Note until maturity and you calculate your taxes on a calendar year basis, we have determined that you would be required to report the following amounts as ordinary interest income from the Note, not taking into account any positive or negative adjustments you may be required to take into account based on actual payments on such Note:

Accrual Period	Interest Deemed to Accrue During Accrual Period (per $1,000 Note)	Total Interest Deemed to Have Accrued From Settlement Date (per $1,000 Note) as of End of Accrual Period
Settlement Date through January 1, 2026	$18.67	$18.67
January 1, 2026 through July 1, 2026	$21.39	$40.06
July 1, 2026 through January 1, 2027	$21.84	$61.90
January 1, 2027 through Maturity Date	$2.48	$64.38

A U.S. holder of the Notes is required to use our projected payment schedule to determine its interest accruals and adjustments, unless such holder determines that our projected payment schedule is unreasonable, in which case such holder must disclose its own projected payment schedule in connection with its U.S. federal income tax return and the reason(s) why it is not using our projected payment schedule. Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual contingent amount, if any, that we will pay on a Note.

If the actual amounts of contingent payments are different from the amounts reflected in the projected payment schedule, a U.S. holder is required to make adjustments in its OID accruals under the noncontingent bond method described above when those amounts are paid. Accordingly, an adjustment arising from the contingent payment made at maturity that is greater than the assumed amount of such payment is referred to as a “positive adjustment”; such adjustment arising from the contingent payment at maturity that is less than the assumed amount of such payment is referred to as a “negative adjustment”. Any positive adjustment for a taxable year is treated as additional OID income of the U.S. holder. Any net negative adjustment reduces any OID on the Note for the taxable year that would otherwise accrue. Any excess is then treated as a current-year ordinary loss to the U.S. holder to the extent of OID accrued in prior years.

In general, a U.S. holder’s basis in a CPDI is increased by the projected contingent payments accrued by such holder under the projected payment schedule (as determined without regard to adjustments made to reflect differences between actual and projected payments) and the projected amount of any contingent payments previously made. Gain on the taxable disposition of a CPDI generally is treated as ordinary income. Loss, on the other hand, is treated as ordinary loss only to the extent of the U.S. holder’s prior net OID inclusions (i.e., reduced by the total net negative adjustments previously allowed to the U.S. holder as an ordinary loss) and capital loss to the extent in excess thereof. However, the deductibility of a capital loss realized on the taxable disposition of a Note is subject to limitations. Under the rules governing CPDI, special rules would apply to a person who purchases Notes at a price other than the adjusted issue price as determined for tax purposes.

A U.S. holder that purchases a Note for an amount other than the public offering price of the Note will be required to adjust its OID inclusions to account for the difference. These adjustments will affect the U.S. holder’s basis in the Note. Reports to U.S. holders may not include these adjustments. U.S. holders that purchase Notes at other than the issue price to public should consult their tax advisors regarding these adjustments.

Prospective investors should consult their tax advisors with respect to the application of the CPDI provisions to the Notes.

Based on certain factual representations received from us, our special U.S. tax counsel, Cadwalader, Wickersham & Taft LLP, is of the opinion that it would be reasonable to treat your Notes in the manner described above.

Alternative Characterizations. However, because there is no authority that specifically addresses the tax treatment of the Notes, it is possible that your Notes could alternatively be treated pursuant to some other characterization, such that the timing and character of your income from the Notes could differ materially and adversely from the treatment described above.

Notice 2008-2. In 2007, the IRS released a notice that may affect the taxation of holders of the Notes. According to Notice 2008-2, the IRS and the Treasury are actively considering whether the holder of an instrument similar to the Notes should be required to accrue ordinary income on a current basis. It is not possible to determine what guidance they will ultimately issue, if any. It is possible, however, that under such guidance, holders of the Notes will ultimately be required to accrue income currently and this could be applied on a retroactive basis. The IRS and the Treasury are also considering other relevant issues, including whether additional gain or loss from such instruments should be treated as ordinary or capital, whether non-U.S. holders of such instruments should be subject to withholding tax on any deemed income accruals, and whether the special “constructive ownership rules” of Section 1260 of the Code should be applied to such instruments. Both U.S. and non-U.S. holders are urged to consult their tax advisors concerning the significance, and the potential impact, of the above considerations.

Medicare Tax on Net Investment Income. U.S. holders that are individuals, estates or certain trusts are subject to an additional 3.8% tax on all or a portion of their “net investment income”, which may include any income or gain realized with respect to the Notes, to the extent of their net investment income that when added to their other modified adjusted gross income, exceeds $200,000 for an unmarried individual, $250,000 for a married taxpayer filing a joint return (or a surviving spouse), $125,000 for a married individual filing a separate return or the dollar amount at which the highest tax bracket begins for an estate or trust. The 3.8% Medicare tax is determined in a different manner than the income tax. U.S. holders should consult their tax advisors as to the consequences of the 3.8% Medicare tax.

Specified Foreign Financial Assets. Certain U.S. holders that own “specified foreign financial assets” in excess of an applicable threshold may be subject to reporting obligations with respect to such assets with their tax returns, especially if such assets are held outside the custody of a U.S. financial institution. U.S. holders are urged to consult their tax advisors as to the application of this legislation to their ownership of the Notes.

Non-U.S. Holders. Subject to “FATCA”, discussed below, if you are a non-U.S. holder you should generally not be subject to U.S. withholding tax with respect to payments on your Notes or to generally applicable information reporting and backup withholding requirements with respect to payments on your Notes if you comply with certain certification and identification requirements as to your non-U.S. status (by providing us (and/or the applicable withholding agent) with a fully completed and duly executed applicable IRS Form W-8). Gain realized from the taxable disposition of a Note generally should not be subject to U.S. tax unless (i) such gain is effectively connected with a trade or business conducted by the non-U.S. holder in the U.S., (ii) the non-U.S. holder is a non-resident alien individual and is present in the U.S. for 183 days or more during the taxable year of such taxable disposition and certain other conditions are satisfied or (iii) the non-U.S. holder has certain other present or former connections with the U.S.

Foreign Account Tax Compliance Act. The Foreign Account Tax Compliance Act (“FATCA”) was enacted on March 18, 2010, and imposes a 30% U.S. withholding tax on “withholdable payments” (i.e., certain U.S. -source payments, including interest (and original issue discount), dividends, other fixed or determinable annual or periodical gain, profits, and income, and on the gross proceeds from a disposition of property of a type which can produce U.S. -source interest or dividends) and “passthru payments” (i.e., certain payments attributable to withholdable payments) made to certain foreign financial institutions (and certain of their affiliates) unless the payee foreign financial institution agrees (or is required), among other things, to disclose the identity of any U.S. individual with an account of the institution (or the relevant affiliate) and to annually report certain information about such account. FATCA also requires withholding agents making withholdable payments to certain foreign entities that do not disclose the name, address, and taxpayer identification number of any substantial U.S. owners (or do not certify that they do not have any substantial U.S. owners) to withhold tax at a rate of 30%. Under certain circumstances, a holder may be eligible for refunds or credits of such taxes.

Pursuant to final and temporary Treasury regulations and other IRS guidance, the withholding and reporting requirements under FATCA will generally apply to certain “withholdable payments”, will not apply to gross proceeds on a sale or disposition, and will apply to certain foreign passthru payments only to the extent that such payments are made after the date that is two years after final regulations defining the term “foreign passthru payment” are published. If withholding is required, we (or the applicable paying agent) will not be required to pay additional amounts with respect to the amounts so withheld. Foreign financial institutions and non-financial foreign entities located in jurisdictions that have an intergovernmental agreement with the U.S. governing FATCA may be subject to different rules.

Investors should consult their tax advisors about the application of FATCA, in particular if they may be classified as financial institutions (or if they hold their Notes through a foreign entity) under the FATCA rules.

Proposed Legislation. In 2007, legislation was introduced in Congress that, if it had been enacted, would have required holders of Notes purchased after the bill was enacted to accrue interest income over the term of the Notes despite the fact that there will be no interest payments over the term of the Notes.

Furthermore, in 2013, the House Ways and Means Committee released in draft form certain proposed legislation relating to financial instruments. If it had been enacted, the effect of this legislation generally would have been to require instruments such as the Notes to be marked to market on an annual basis with all gains and losses to be treated as ordinary, subject to certain exceptions.

It is not possible to predict whether any similar or identical bills will be enacted in the future, or whether any such bill would affect the tax treatment of your Notes. You are urged to consult your tax advisor regarding the possible changes in law and their possible impact on the tax treatment of your Notes.

Both U.S. and non-U.S. holders are urged to consult their tax advisors concerning the application of U.S. federal income tax laws to their particular situations, as well as any tax consequences of the purchase, beneficial ownership and disposition of the Notes arising under the laws of any state, local, non-U.S. or other taxing jurisdiction.

Additional Terms of the Notes

In this section, references to “holders” mean those who own the Notes registered in their own names, on the books that we or the trustee maintain for this purpose, and not those who own beneficial interests in the Notes registered in street name or in the Notes issued in book-entry form through the Depository Trust Company (“DTC”). Owners of beneficial interests in the Notes should read the section entitled “Legal Ownership and Book-Entry Issuance” in the accompanying prospectus.

Market Disruption Events

With respect to each basket currency, the calculation agent will determine the initial spot rate on the trade date and the final spot rate on the final valuation date. If the calculation agent determines that, on the final valuation date with respect to a basket currency, a market disruption event has occurred or is continuing, the affected date may be postponed by up to fourteen calendar days for such basket currency. If such a postponement occurs, the calculation agent will determine the final spot rate by reference to the spot rate on the currency business day following the date on which no market disruption event occurs or is continuing. In no event, however, will any such date be postponed by more than fourteen calendar days. If the affected date is postponed to the last possible day, but a market disruption event occurs or is continuing on that day with respect to such basket currency, the calculation agent will determine the spot rate for such basket currency on the first succeeding currency business day. In such an event, the calculation agent will determine the spot rate for such basket currency taking into consideration all available information that it in good faith deems relevant.

If the calculation agent postpones the final valuation date, then the applicable payment date will also be postponed to maintain the same number of business days between such relevant dates as existed prior to such postponement.

Notwithstanding the occurrence of one or more of the events below, which may constitute a market disruption event, the calculation agent may waive its right to postpone a date of determination or determine the spot rate if it determines that one or more of the below events has not and is not likely to materially impair its ability to determine the spot rate or the final spot rate, as applicable, with respect to any such date.

A market disruption event for a particular basket currency will not necessarily be a market disruption event for another basket currency. If, on the originally scheduled date, no market disruption event with respect to a particular basket currency occurs or is continuing, then the determination of the spot rate for such basket currency will be made on the originally scheduled date of determination, irrespective of the occurrence of a market disruption event with respect to one or more of the other basket currencies.

Any of the following will be a market disruption event with respect to a basket currency, in each case as determined by the calculation agent:

●the failure by the relevant price source (as specified on page 2 and “Underlying Basket” herein) to announce or publish the spot rate (or the information necessary for determining the spot rate);

●the temporary or permanent discontinuance or unavailability of the spot rate from the relevant price source;

●any day that is not a currency business day with respect to the basket currency, and the market was not aware of such fact (by means of a public announcement or by reference to other publicly available information) until a time later than 9:00 a.m. local time in the principal financial center(s) of the basket currency two currency business days prior to the scheduled date of determination; or

●any event that materially impairs the ability of market participants in general to effect transactions in or obtain market values for the spot rate or futures or options contracts relating to the spot rate.

Notwithstanding the above, if the basket currency is converted into another currency, or another currency is substituted for the basket currency (in each case, the “new currency”), pursuant to applicable law or regulation (the “relevant law”), the calculation agent will instead substitute the new currency as the basket currency for all purposes of the Notes at the conversion rate prescribed in the relevant law at the time of such substitution, and make any required adjustment to the initial spot rate, final spot rate and/or any other relevant term, as applicable, and thereafter will determine any amount payable on the Notes by reference to the new currency and such adjusted terms.

The occurrence of these events and the consequent adjustments may materially and adversely affect the market value of, and return on, the Notes.

Redemption Price Upon Optional Tax Redemption

We have the right to redeem your Notes in the circumstances described under “Description of Debt Notes We May Offer — Optional Tax Redemption” in the accompanying prospectus. If we exercise this right with respect to your Notes, the redemption price of the Notes will be determined by the calculation agent in a manner reasonably calculated to preserve your and our relative economic position.

Default Amount on Acceleration

If an event of default occurs and the maturity of your Notes is accelerated, we will pay the Default Amount in respect of the principal of your Notes at maturity. We describe the Default Amount below under “— Default Amount”.

For the purpose of determining whether the holders of our Medium-Term Notes, Series B, of which the Notes are a part, are entitled to take any action under the indenture, we will treat the outstanding Principal Amount of the Notes as the outstanding Principal Amount of the series of Notes constituted by that Note. Although the terms of the Notes may differ from those of the other Medium-Term Notes, Series B holders of specified percentages in Principal Amount of all Medium-Term Notes, Series B together in some cases with other series of our debt Notes, will be able to take action affecting all the Medium-Term Notes, Series B including the Notes. This action may involve changing some of the terms that apply to the Medium-Term Notes, Series B accelerating the maturity of the Medium-Term Notes, Series B after a default or waiving some of our obligations under the indenture. We discuss these matters in the accompanying prospectus under “Description of Debt Notes We May Offer — Default, Remedies and Waiver of Default” and “— Modification and Waiver of Covenants”.

Default Amount

The “Default Amount” for your Notes on any day will be an amount, in U.S. dollars for the principal of your Notes, equal to the cost of having a Qualified Financial Institution, of the kind and selected as described below, expressly assume all of our payment and other obligations with respect to your Notes as of that day and as if no default or acceleration had occurred, or to undertake other obligations providing substantially equivalent economic value to you with respect to your Notes. That cost will equal:

●the lowest amount that a Qualified Financial Institution would charge to effect this assumption or undertaking; plus

●the reasonable expenses, including reasonable attorneys’ fees, incurred by the holders of your Notes in preparing any documentation necessary for this assumption or undertaking.

During the Default Quotation Period for your Notes, which we describe below, the holders of your Notes and/or we may request a Qualified Financial Institution to provide a quotation of the amount it would charge to effect this assumption or undertaking. If either party obtains a quotation, it must notify the other party in writing of the quotation. The amount referred to in the first bullet point above will equal the lowest — or, if there is only one, the only — quotation obtained, and as to which notice is so given, during the Default Quotation Period. With respect to any quotation, however, the party not obtaining the quotation may object, on reasonable and significant grounds, to the assumption or undertaking by the Qualified Financial Institution providing the quotation and notify the other party in writing of those grounds within two Business Days after the last day of the Default Quotation Period, in which case that quotation will be disregarded in determining the Default Amount.

Default Quotation Period

The “Default Quotation Period” is the period beginning on the day the Default Amount first becomes due and ending on the third Business Day after that day, unless:

●no quotation of the kind referred to above is obtained; or

●every quotation of that kind obtained is objected to within five Business Days after the due date as described above.

If either of these two events occurs, the Default Quotation Period will continue until the third Business Day after the first Business Day on which prompt notice of a quotation is given as described above. If that quotation is objected to as described above within five Business Days after that first Business Day, however, the Default Quotation Period will continue as described in the prior sentence and this sentence.

Qualified Financial Institutions

For the purpose of determining the Default Amount at any time, a “Qualified Financial Institution” means a financial institution organized under the laws of any jurisdiction in the United States of America, Europe or Japan, which at that time has outstanding debt obligations with a stated maturity of one year or less from the date of issue and rated either:

●A-1 or higher by Standard & Poor’s or any successor, or any other comparable rating then used by that rating agency; or

●P-1 or higher by Moody’s Investors Service, Inc. or any successor, or any other comparable rating then used by that rating agency.

Currency Business Day

A “currency business day” with respect to a basket currency means a day, as determined by the calculation agent, on which (a) dealings in foreign currency in accordance with the practice of the foreign exchange market occur in the City of New York and the principal financial center for such underlying currency (with respect to the Australian dollar, Sydney, Australia; with respect to the British pound sterling, London, United Kingdom; with respect to the Japanese yen, Tokyo, Japan; and with respect to the Swiss franc, Zurich, Switzerland), and (b) banking institutions in the City of New York and that principal financial center are not otherwise authorized or required by law, regulation or executive order to close.

Business Day

When we refer to a business day with respect to the Notes, we mean a day that is a business day of the kind described in the “Description of Debt Notes We May Offer — Payment Mechanics for Debt Notes” in the attached prospectus.

Manner of Payment

Any payment on your Notes will be made to accounts designated by you or the holder of your Notes and approved by us, or at the office of the trustee in New York City, but only when your Notes are surrendered to the trustee at that office. We may also make any payment in accordance with the applicable procedures of DTC (or any successor depositary).

Role of Calculation Agent

UBS Securities LLC will serve as the calculation agent (the “calculation agent”). We may change the calculation agent after the original issue date of the Notes without notice. The calculation agent will make all determinations regarding the amounts payable in respect of your Notes at maturity and all other determinations or adjustments with respect to the Notes, in its sole discretion. Absent manifest error, all determinations of the calculation agent will be final and binding on you and us, without any liability on the part of the calculation agent. You will not be entitled to any compensation from us for any loss suffered as a result of any of the above determinations by the calculation agent.

Booking Branch

The booking branch is UBS AG London Branch.

Currency of Notes

The specified currency for your Notes will be U.S. dollars.

Use of Proceeds and Hedging

The net proceeds from the offering of the Notes will be used to provide funding for our operations and other general corporate purposes as described in the accompanying prospectus under “Use of Proceeds”. We and/or our affiliates may also use those proceeds in transactions intended to hedge our obligations under the Notes as described below.

In anticipation of the sale of the Notes, we and/or our affiliates expect to enter into hedging transactions involving purchases and sales of interest rate-linked instruments, listed and/or over-the-counter options, futures, exchange-traded funds or other instruments prior to, on or after the applicable pricing date. From time to time, we and/or our affiliates may enter into additional hedging transactions or unwind those we have entered into. Consequently, with regard to your Notes, from time to time, we and/or our affiliates may:

●acquire or dispose of long or short positions in foreign-exchange-linked instruments;

●acquire or dispose of long or short positions in listed or over-the-counter options, futures, exchange-traded funds or other instruments based on exchange rates;

●acquire or dispose of long or short positions in listed or over-the-counter options, futures, exchange-traded funds or other instruments based on indices designed to track the performance of exchange rates; or

●any combination of the above.

We and/or our affiliates may close out our or their hedge position relating to the Notes during the term of your Notes. That step may involve sales or purchases of the instruments described above. No holder of the Notes will have any rights or interest in our or any affiliates’ hedging activity or any positions we or our affiliates may take in connection with any hedging activity.

We and/or our affiliates may also use those proceeds in transactions intended to hedge our obligations under the Notes as described below.

In connection with the sale of the Notes, we and/or our affiliates may enter into hedging transactions involving the execution of long-term or short-term interest rate swaps, futures and option transactions or purchases and sales of Notes before, on and after the pricing date of the Notes. From time to time, we and/or our affiliates may enter into additional hedging transactions or unwind those we have entered into. In addition, we or one of our affiliates may enter into swap agreements or related hedging activities with the dealer or its affiliates.

We and/or our affiliates may acquire a long or short position in Notes similar to the Notes from time to time and may, in our or their sole discretion, hold or resell those Notes.

The hedging activity discussed above may adversely affect the market value of the Notes from time to time and payment on the Notes, including any payment at maturity. See “Risk Factors” in this document for a discussion of these adverse effects.

Certain ERISA Considerations

We, UBS Financial Services Inc., UBS Securities LLC and other of our affiliates may each be considered a “party in interest” within the meaning of the Employee Retirement Income Note Act of 1974, as amended (“ERISA”), or a “disqualified person” (within the meaning of Section 4975 of the Code) with respect to an employee benefit plan that is subject to ERISA and/or an individual retirement account, Keogh plan or other plan or account that is subject to Section 4975 of the Code (“Plan”). The purchase of the Notes by a Plan with respect to which UBS Securities LLC or any of our affiliates acts as a fiduciary as defined in Section 3(21) of ERISA and/or Section 4975 of the Code (“Fiduciary”) would constitute a prohibited transaction under ERISA or the Code unless acquired pursuant to and in accordance with an applicable exemption. The purchase of the Notes by a Plan with respect to which UBS Securities LLC or any of our affiliates does not act as a Fiduciary but for which any of the above entities does provide services could also be prohibited, but one or more exemptions may be applicable.

The U.S. Department of Labor has issued five prohibited transaction class exemptions (“PTCEs”) that may provide exemptive relief for prohibited transactions that may arise from the purchase or holding of the Notes. These exemptions are PTCE 84-14 (for transactions determined by independent qualified professional asset managers), 90-1 (for insurance company pooled separate accounts), 91-38 (for bank collective investment funds), 95-60 (for insurance company general accounts) and 96-23 (for transactions managed by in-house asset managers). Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code also provide an exemption for the purchase and sale of Notes where neither UBS nor any of its affiliates have or exercise any discretionary authority or control or render any investment advice with respect to the assets of the Plan involved in the transaction and the Plan pays no more and receives no less than “adequate consideration” in connection with the transaction (the “service provider exemption”). Upon purchasing the Notes, a Plan will be deemed to have represented that the acquisition, holding and, to the extent relevant, disposition of the Notes is eligible for relief under PTCE 84-14, PTCE 90-1, PTCE 91-38, PTCE 95-60, PTCE 96-23, the service provider exemption or another applicable exemption and that the purchase, holding and, if applicable, subsequent disposition of the Notes will not constitute or result in a non-exempt prohibited transaction. In addition, any such Plan also will be deemed to have represented that none of us, UBS Securities LLC or any other of our affiliates is a fiduciary in connection with the acquisition, holding and disposition of the Notes, or as a result of the exercise by us or our affiliates of any rights in connection with the Notes.

In addition to the prohibited transaction considerations noted above, ERISA and the regulations promulgated thereunder by the U.S. Department of Labor, as modified by Section 3(42) of ERISA (the “plan asset regulations”), provide that if a covered plan invests in an “equity interest” of an entity that is neither a “publicly-offered security” (as defined in the plan asset regulations) nor a security issued by an investment company registered under the U.S. Investment Company Act of 1940, as amended (the “Investment Company Act”), the covered plan’s assets will include both the equity interest and an undivided interest in each of the entity’s underlying assets, unless it is established that the entity is an “operating company” or that “benefit plan investors” (within the meaning of the plan asset regulations) own less than 25% of the total value of each class of equity interests in the entity. An “operating company” is defined under the plan asset regulations as an entity that is primarily engaged, directly or through a majority owned subsidiary or subsidiaries, in the production or sale of a product or service other than the investment of capital. It is not anticipated that the Notes will constitute “publicly-offered securities” or that we will register under the Investment Company Act, and we will not monitor whether “benefit plan investors” will own 25% or more of the total value of any class of equity interests in UBS. That said, while no assurance can be given, we believe that we should qualify as an “operating company” within the meaning of the plan asset regulations. If the underlying assets of UBS were deemed to be “plan assets” of a covered plan, this would result, among other things, in the application of the prudence and other fiduciary responsibility standards of ERISA to activities engaged in by us and the possibility that certain transactions in which we might seek to engage could constitute “prohibited transactions” under ERISA and the Code.

Any person proposing to acquire any Notes on behalf of a Plan should consult with counsel regarding the applicability of ERISA and Section 4975 of the Code thereto, including but not limited to the prohibited transaction rules and the applicable exemptions.

The discussion above supplements the discussion under “Benefit Plan Investor Considerations” in the accompanying prospectus.

Supplemental Plan of Distribution (Conflicts of Interest); Secondary Markets (if any)

We have agreed to sell to UBS Securities LLC, and UBS Securities LLC has agreed to purchase, all of the Notes at the issue price to the public less the underwriting discount indicated on the cover hereof. UBS Securities LLC has agreed to resell all of the Notes to UBS Financial Services Inc. at a discount from the issue price to the public equal to the underwriting discount indicated on the cover hereof.

Conflicts of Interest — Each of UBS Securities LLC and UBS Financial Services Inc. is an affiliate of UBS and, as such, has a “conflict of interest” in this offering within the meaning of Financial Industry Regulatory Authority, Inc. (“FINRA”) Rule 5121. In addition, UBS will receive the net proceeds (excluding the underwriting discount) from the initial public offering of the Notes, thus creating an additional conflict of interest within the meaning of FINRA Rule 5121. Consequently, the offering is being conducted in compliance with the provisions of FINRA Rule 5121. Neither UBS Securities LLC nor UBS Financial Services Inc. is permitted to sell Notes in this offering to an account over which it exercises discretionary authority without the prior specific written approval of the account holder.

UBS Securities LLC and its affiliates may offer to buy or sell the Notes in the secondary market (if any) at prices greater than UBS’ internal valuation — The value of the Notes at any time will vary based on many factors that cannot be predicted. However, the price (not including UBS Securities LLC’s or any affiliates’ customary bid-ask spreads) at which UBS Securities LLC or any affiliate would offer to buy or sell the Notes immediately after the trade date in the secondary market is expected to exceed the estimated initial value of the Notes as determined by reference to our internal pricing models. The amount of the excess will decline to zero on a straight line basis over a period ending no later than 4 months after the trade date, provided that UBS Securities LLC may shorten the period based on various factors, including the magnitude of purchases and other negotiated provisions with selling agents. Notwithstanding the foregoing, UBS Securities LLC and its affiliates intend, but are not required, to make a market for the Notes and may stop making a market at any time. For more information about secondary market offers and the estimated initial value of the Notes, see “Key Risks — Estimated Value Considerations” and “— Risks Relating to Liquidity and Secondary Market Price Considerations” herein.

Prohibition on Sales to EEA Retail Investors — The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (the “EEA”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or (ii) a customer within the meaning of Directive (EU) 2016/97, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Regulation (EU) 2017/1129, as amended. Consequently, no key information document required by Regulation (EU) No 1286/2014 (the “EU PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the Notes or otherwise making them available to any retail investor in the EEA may be unlawful under the EU PRIIPs Regulation.

Prohibition on Sales to UK Retail Investors — The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the United Kingdom (“UK”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 (the “EUWA”); (ii) a customer within the meaning of the provisions of the Financial Services and Markets Act 2000 (the “FSMA”) and any rules or regulations made under the FSMA to implement Directive (EU) 2016/97, where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the EUWA. Consequently no key information document required by Regulation (EU) No 1286/2014 as it forms part of domestic law by virtue of the EUWA (the “UK PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the UK has been prepared and therefore offering or selling the Notes or otherwise making them available to any retail investor in the UK may be unlawful under the UK PRIIPs Regulation.

Validity of the Notes

In the opinion of Fried, Frank, Harris, Shriver & Jacobson LLP, as special counsel to the issuer, when the Notes offered by this pricing supplement have been executed and issued by the issuer and authenticated by the trustee pursuant to the indenture and delivered, paid for and sold as contemplated herein, the Notes will be valid and binding obligations of the issuer, enforceable against the issuer in accordance with their terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium, receivership or other laws relating to or affecting creditors’ rights generally, and to general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity). This opinion is given as of the date hereof and is limited to the laws of the State of New York. Insofar as this opinion involves matters governed by Swiss law, Fried, Frank, Harris, Shriver & Jacobson LLP has assumed, without independent inquiry or investigation, the validity of the matters opined on by Homburger AG, Swiss legal counsel for the issuer, in its opinion dated May 28, 2025 filed on that date with the Securities and Exchange Commission as an exhibit to a Current Report on Form 6-K and incorporated by reference into the issuer’s registration statement on Form F-3 (the “Registration Statement”). In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and, with respect to the Notes, authentication of the Notes and the genuineness of signatures and certain factual matters, all as stated in the opinion of Fried, Frank, Harris, Shriver & Jacobson LLP dated December 6, 2024 filed with the Securities and Exchange Commission as Exhibit 5.4 to the Registration Statement.